LAW OFFICE
EUGENE MICHAEL KENNEDY, P.A.
964 Southeast Ninth Avenue, Pompano Beach, Florida 33060

_________________

TELEPHONE (954) 524-4155	FACSIMILE (954) 524-4156

                         March 31, 2009

Jorge Bonilla
Staff Accountant
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Mail Stop 4561

Re:	The Parkview Group, Inc.; Proposed response to Comment 4. of the Staff’s Comment Letter dated 3/16/09

MEMORANDUM

Dear Mr. Bonilla:

        This memorandum is filed on behalf of the Registrant in response to a telephone conference today with the Registrant’s Auditor. The Registrant proposes to respond to the referenced Comment 4. as follows:

“Unaudited Interim Financial Statements for the Quarter Ended September 30, 2008”

4.

Footnote 7 to SFAS 7 states: “For a dormant enterprise that is reactivated to undertake development stage activities, the disclosure of cumulative amounts required by this paragraph shall be from inception of the development stage.” The Registrant was considered “dormant” from June 2, 2006 through December 31, 2006 because it failed to generate any operating revenues from consulting or any other business activity during that period.

Further, the first resolution of the Registrant’s Unanimous Written Consent of the Board of Directors dated December 31, 2006 states: “RESOLVED, that effective January 1, 2007, the Corporation is hereby authorized to explore new business opportunities, develop a new plan of operations, raise working capital, and develop markets for its services.” The language of the resolution conforms to the classic definition of “development stage”, and the Registrant was, therefore, considered to be a development stage company beginning January 1, 2007.

Consistent with the foregoing, the Registrant respectfully submits that the presentation of its financial statements as a development stage enterprise, based on Footnote 7 to SFAS 7, is in compliance with the applicable disclosure requirements and enhances the overall disclosure in our filing.

         In the interest of expediting the effectiveness of the Registrant’s Form 10 with satisfactory responses to all of the Staff’s comments, the Registrant would greatly appreciate an indication from the Staff at this time that the foregoing proposed response to Comment 4. is fully responsive to the Staff’s needs and prior to filing Amendment No.3 to its pending Form 10 Registration Statement.

         Your anticipated courtesies in providing the requested indication to the undersigned special counsel for the Company will be greatly appreciated.

Yours truly,

/s/ Eugene M. Kennedy, Esq.
emkpa@bellsouth.net
(954) 524-4155
Fax (954) 524-4156